Exhibit 99.1

Aeterna Zentaris Announces $4.5 Million Registered Direct Offering priced at-the-market

CHARLESTON, S.C., February 19, 2020 -- Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests, announced today that it has entered into a securities purchase agreement with several institutional investors in the United States providing for the sale and issuance of approximately 3,478,261 common shares at a purchase price of $1.29375 per common share in a registered direct offering priced at-the-market under Nasdaq rules. The offering is expected to result in gross proceeds to Aeterna Zentaris of approximately $4.5 million.

Aeterna Zentaris will also issue to the purchasers unregistered warrants to purchase up to an aggregate of 2,608,696 common shares. The warrants will be exercisable for a period of five and one-half years, exercisable immediately following the issuance date and have an exercise price of $1.20 per common share.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The registered direct offering and concurrent private placement is expected to close on or about February 21, 2020, subject to the satisfaction of customary closing conditions.

The common shares described above (but not the warrants or the common shares underlying the warrants) are being offered by Aeterna Zentaris pursuant to a “shelf” registration statement on Form F-3 (File No. 333-232935), which was previously declared effective by the U.S. Securities and Exchange Commission (“SEC”) on August 15, 2019. Such common shares may be offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement.

A prospectus supplement relating to the common shares will be filed by Aeterna with the SEC. When filed with the SEC, copies of the prospectus supplement and the accompanying prospectus relating to the registered direct offering, may be obtained at the SEC’s website at www.sec.gov. Electronic copies of the prospectus supplement and accompanying prospectus relating to the registered direct offering may also be obtained by contacting H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, by telephone at (646) 975-6996 or by email at placements@hcwco.com.

The warrants described above were offered in a private placement pursuant to an exemption from the Securities Act of 1933, as amended (the “Act”), and along with the common shares issuable upon their exercise, have not been registered under the Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No Canadian prospectus has been or will be filed in a province or territory of Canada to qualify the common shares or the warrants in connection with the offering.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin) is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Macrilen™ is currently marketed in the United States through a license agreement with Novo Nordisk and Aeterna Zentaris receives double-digit royalties on sales. Aeterna Zentaris owns all rights to macimorelin outside of the U.S. and Canada.

Aeterna Zentaris is also leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of pediatric growth hormone deficiency (PGHD), an area of significant unmet need.

The Company is actively pursuing business development opportunities for the commercialization of macimorelin in Europe and the rest of the world, in addition to other non-strategic assets to monetize their value. For more information, please visit the Company’s website at www.zentaris.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements include those relating to the offering of Aeterna Zentaris’s securities, the expected proceeds from the offering, the intended use of proceeds and the timing of the closing of the offering and may include, but are not limited to statements preceded by, followed by, or that include the words “will,” “expects,” “believes,” “intends,” “would,” “could,” “may,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release and in our Annual Report on Form 20-F, under the caption “Key Information -Risk Factors” filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, market and other conditions, our ability to continue as a going concern dependent, in part, on the ability of Aeterna Zentaris to transfer cash from Aeterna Zentaris GmbH to the Canadian parent and U.S. subsidiary and secure additional financing, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, our strategic review process, the ability of the Special Committee to carry out its mandate, the ability of Aeterna Zentaris to enter into out-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin), potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, and, more generally, uncertainties related to the regulatory process, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our product, the impact of securities class action litigation or other litigation on our cash flow, results of operations and financial position, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com